PRESS RELEASE

ANTANAS GUOGA ANNOUNCES FILING OF EARLY WARNING REPORT RELATED TO

SOL STRATEGIES INC.

FOR IMMEDIATE RELEASE

TORONTO - ON - April 11, 2025 - Antanas Guoga, Chair and director of Sol Strategies Inc. (formerly, Cypherpunk Holdings Inc., the "Company"), announces that he has filed an early warning report (the "Report") regarding the disposition by way of a gift of an aggregate of 5,000,000 common shares (the "Common Shares") in the capital of the Company to a third party and acquired an aggregate of 100,000 Common Shares through the facilities of the CSE (collectively, the "Transaction").

Prior to the completion of the Transaction, Mr. Guoga held an aggregate of 38,616,788 Common Shares and 135,500 stock options, representing approximately 24.39% of the issued and outstanding Common Shares on an undiluted basis and approximately 24,39%on a partially diluted basis. Upon completion of the Transaction, Mr. Guoga held an aggregate of 33,716,788 Common Shares and 135,500 stock options, representing approximately 21.24% of the then issued and outstanding Common Shares on an undiluted basis and approximately 21.31% on a partially diluted basis.

Mr. Guoga has a long-term view of the investment and may acquire additional securities of the Company either on the open market or through private acquisitions or sell the Common Shares on the open market or through private dispositions in the future depending on market conditions, reformulation of plans and/or other relevant factors.

For further details relating to the acquisition, please see the Report, a copy of which is available under the Company's profile on SEDAR+ at www.sedarplus.ca, or may be requested by mail at: Antanas Guoga c/o Sol Strategies Inc., 217 Queen Street West, Suite 401, Toronto, ON M5V 0R2, or by email at tonyguoga@icloud.com.